CONFIDENTIAL

Exhibit F

EXECUTIVE SUMMARY

FOR

PRIVATE PLACEMENT

OF UP TO

400,000 SHARES OF SERIES C

CONVERTIBLE PREFERRED STOCK

AT

$3.00 PER SHARE

NOVEMBER 2004

CONFIDENTIAL

In the event that the Company (as defined below) makes any offer of its securities for sale in the future, it intends to rely upon the availability of an exemption from the registration provisions of the Securities Act of 1933 (the “Securities Act”), as amended, by virtue of the intended compliance with the provisions of Section 4(2) of the Securities Act and Regulation D and Rule 506 promulgated thereunder.  Accordingly, among other things, no general or public solicitation or advertising shall be employed in the offering of securities of the Company.  No person has been authorized in connection with this Executive Summary to give any information or make any representations other than those contained in this Executive Summary and, if given or made, such information and representations must not be relied upon; provided, however, that nothing herein contained shall limit the opportunity of anyone or his representative, accountant or attorney to ask questions of and receive answers from the Company concerning the terms and conditions of any possible future offering of Company securities, or to obtain additional information necessary to verify the accuracy or adequacy of any of the information contained herein or in any other document referred to herein.

ANY PROSPECTIVE ACCREDITED INVESTOR THAT HAS RECEIVED INFORMATION FROM THE COMPANY CONCERNING ITS OPERATIONS, BUSINESS PLANS, FINANCIAL STATEMENTS AND FORECASTS UNDERSTANDS THAT THE INFORMATION IS CONFIDENTIAL AND MAY NOT BE DISCLOSED OR OTHERWISE PROVIDED TO ANYONE OTHER THAN HIS REPRESENTATIVE, ACCOUNTANT OR ATTORNEY.  THE PROSPECTIVE INVESTOR AGREES TO PROMPTLY RETURN ALL MATERIALS SUPPLIED BY THE COMPANY IN THE EVENT THE COMPANY ELECTS NOT TO ACCEPT THE SUBSCRIBER’S INVESTMENT.

THIS EXECUTIVE SUMMARY DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.  THE SOLE PURPOSE OF THIS EXECUTIVE SUMMARY IS TO ASSIST PROSPECTIVE ACCREDITED INVESTORS IN DECIDING WHETHER TO PROCEED WITH A FURTHER INVESTIGATION AND EVALUATION OF THE COMPANY IN CONNECTION WITH ITS CONSIDERATION OF AN INVESTMENT IN THE COMPANY.  THIS EXECUTIVE SUMMARY DOES NOT PURPORT TO CONTAIN ALL INFORMATION THAT MAY BE MATERIAL TO AN INVESTOR.   RECIPIENTS OF THIS EXECUTIVE SUMMARY SHOULD CONDUCT THEIR OWN INDEPENDENT EVALUATION OF THE COMPANY.

ACCORDINGLY, THE COMPANY  WILL NOT ACCEPT ANY OFFERS TO PURCHASE COMPANY SECURITIES BASED SOLELY UPON THIS EXECUTIVE SUMMARY NOR IS THIS EXECUTIVE SUMMARY A SOLICITATION OF AN OFFER TO PURCHASE COMPANY SECURITIES AND ANY STATEMENT, WHETHER ORAL OR IN WRITING, TO THE CONTRARY IS UNAUTHORIZED.

THIS EXECUTIVE SUMMARY HAS NOT BEEN FILED WITH, OR REVIEWED BY, THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY SECURITIES REGULATORY AUTHORITY OF ANY U.S. STATE, NOR HAS THE SEC OR ANY SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS EXECUTIVE SUMMARY.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS EXECUTIVE SUMMARY IS BEING SHARED ONLY WITH SELECTED “ACCREDITED INVESTORS” AS DEFINED BY RULE 501 OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT.

EXECUTIVE SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. You should read this entire Executive Summary carefully, including the financial projections.

PRB Gas Transportation, Inc.

General

  We own and operate intrastate natural gas gathering systems.  We commenced operations in January 2004 upon our acquisition of certain operating assets of TOP Gas Gathering, LLC (“TOP”).  We operate in the less regulated intrastate gas gathering environment and currently plan to limit our expansion to intrastate operations.  We charge the gas producer or shipper a fee for gathering, compressing and dehydrating natural gas.  Our gathering systems collect gas at a producer’s wellhead or at a collection point and deliver it to a transmission line owned by a third party.  We do not take ownership of gas that we gather.

Our 4.5 mile TOP system, located in Campbell County, Wyoming, services 56 wells operated by 3 natural gas producers in the Powder River Basin area of Wyoming.  The gathering system’s original capacity was approximately 20 million cubic feet of gas per day (“MMcfd”).  Recently, the system was reconfigured to reduce costs due to a decline in production.  Its current capacity is 8 MMcfd and is presently averaging approximately 4 MMcfd or approximately 50% of the reconfigured capacity.  Our gathering fees range from $0.55 to $0.84 per thousand cubic feet, or MCF, of natural gas.

Effective August 1, 2004, we acquired certain operating assets of Bear Paw Energy, LLC (“Bear Paw”) also located in Campbell County, Wyoming.  The approximately 200 mile Bear Paw systems service 12 producers of natural gas in the Powder River Basin area of Wyoming.  The Bear Paw gathering systems’ original capacity was approximately 60 million cubic feet of gas per day.  However, recently there was a reconfiguration of one gathering system to reduce operating expenses including compression facilities.  This reduced total throughput capacity to approximately 27 million cubic feet per day.  The systems are presently averaging approximately 18 million cubic feet per day or approximately 67% of the reconfigured capacity.  Our average gathering fee from the acquired systems is approximately $0.65 per MCF.

Natural gas wells in the Powder River Basin area typically experience relatively sharp declines in production volume after the initial year of production and the declines continue for the first several years of production.  Production then stabilizes and declines at a lower rate over the balance of a gas well’s life of approximately eight to ten years.  Many of the wells serviced by our TOP and Bear Paw gathering systems have reached a stable decline phase of production.  We believe that undeveloped reserves in the fields serviced by these systems may provide additional production that could offset future declines and possibly exceed current gas production.

We plan to expand our present operations through a combination of:

•

Enhancing the present gathering systems through operating efficiencies and expanding to service additional wells and fields

•

Designing and building new gathering systems

•

Acquiring existing gathering systems

We currently have no agreements for the design of new systems or the acquisition of existing systems.  In general, our acquisition and building criteria focus on the age of the wells serviced or to be serviced by a system and the likelihood of the producers’ continued development of their fields.

Our executive offices are located at 1401 17th Street, Suite 650, Denver, Colorado 80202 and our telephone number is 303 308 1330.  Our website address is www.prbtrans.com and is currently under construction.  We were incorporated in Nevada on December 31, 2003.

The Offering

Securities outstanding prior to this offering	• 800,000 shares of common stock • 2,400,000 shares of Series A 10% Convertible Preferred Stock; and • 1,550,000 shares of Series B 5% Convertible Preferred Stock.
Convertible Series C Preferred Stock

•

Up to 400,000 shares of non-dividend paying convertible preferred stock priced at $3.00 per share and convertible into common stock on a 1:1 basis.

•

The underlying common stock will be registered in an Initial Public Offering; however, the holders of the Preferred will be subject to lock-up.

•

The lock-up will be for a period of 6 months unless the common stock price closes at or above $8 per share for 15 consecutive trading days following the effective date of the IPO.

Use of proceeds	We expect to use proceeds of the offering to: • Repay an $800,000 short term bridge loan and • provide for working capital and general corporate purposes.
Risk factors	Please read “Risk Factors” for a discussion of factors you should consider before investing in our common stock.

Risk Factors

An investment in our Series C Preferred Stock involves significant risks.  You should carefully consider the following information about these risks, together with the other information contained in this Executive Summary, before investing in our Series C Preferred Stock.  The Series C Preferred Stock is non-dividend paying and its liquidation preference is junior to our Series A and Series B Preferred Stock.  If any of the risks described below develop into actual events, our results of operations and financial condition could be adversely affected and could cause the loss of all or part of your investment.

Risks related to our company and the natural gas industry

Our future performance is difficult to evaluate because we have a limited operating history.

We have a limited operating and financial history.  Our operations commenced with the acquisition of certain assets of TOP as of January 1, 2004 and were expanded with the recent acquisition of certain assets from Bear Paw.  As a result, there is little historical financial and operating information available to help you evaluate our performance or an investment in our company.

In the future, we may require additional capital which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including acquisition and construction opportunities, the availability of debt and equity financing and the profitability of our operations.  Without the availability of future capital, our growth could be curtailed and our development activity reduced.  Any equity or debt financing, if available at all, may be on terms that are not favorable to us.  In the case of equity financings, dilution to our stockholders could result and such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby.  If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected.

We depend on our executive officers for critical management decisions and industry contacts but have no employment agreements or key person insurance with these individuals and therefore may lose their services.

We are dependent upon the continued services of our executive officers.  We do not have employment agreements with any of these individuals and do not carry key person insurance on their lives.  The loss of the services of any of our executive officers, through incapacity or otherwise, could have a material adverse effect on our business and would require us to seek and retain other qualified personnel.

A material decrease in the supply of natural gas from our customers could materially affect our results of operations and financial condition.

Fluctuations in natural gas prices can possibly affect production rates and investments by our customers in the maintenance of existing wells and the further development of reserves.  Drilling activity generally decreases as gas prices decrease.  We have no control over the level of drilling activity in the areas of operations, the amount of reserves underlying the wells and the rate at which production from a well will decline.  Drilling activity of our customers is affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, geological considerations, governmental regulation and the availability and cost of capital.

We are exposed to the credit risks of our key customers and any material nonpayment or nonperformance by our key customers could materially affect our results of operations and financial condition.

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers.  Any material nonpayment or nonperformance by our key customers could materially affect our results of operations and financial condition.  If any of our key customers default on their obligations to us, our financial results could be adversely affected.  Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks.  Any loss of our key customers could materially affect our results of operations and financial condition.

Federal, state and local laws and regulations relating to environmental protection and operational safety could require us or our customers to make substantial expenditures and could result in material delays in building new or expanding existing gathering systems.

Our gathering systems are subject to environmental and safety laws and regulations.  The U.S. Bureau of Land Management, or BLM, completed a multi-year review of potential environmental impacts from coal-bed methane development on federal lands in the Powder River Basin in Montana and Wyoming. It issued a report in April 2003 supporting increased coal-bed methane development.  In May 2003, environmental and other groups filed four lawsuits in the U.S. District Court for the District of Montana against the BLM alleging that its environmental impact review was not adequate. Plaintiffs seek a court order enjoining coal-bed methane development on federal lands in the Powder River Basin until the BLM conducts additional studies on the environmental impact. As the lawsuits to delay energy development in the Powder River Basin progress through the courts, the BLM continues to process permits to drill.  We are uncertain as to the outcome of this litigation and if the development of methane gas in the Powder River Basin by our customers is halted or significantly impaired, it could materially and adversely affect our results of operations and financial condition.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures and other events beyond our control.  These events might result in a loss of equipment or life, injury or extensive property damage, as well as an interruption in our operations.  We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates.  In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage.  If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

If we do not make acquisitions on economically acceptable terms, our future growth may be limited.

One of our business strategies is to grow through acquisitions.  This strategy is dependent on our ability to make acquisitions that are profitable and complement our operations.  If we are unable to make such acquisitions either because we are unable to:

•

identify attractive acquisition candidates;

•

negotiate acceptable purchase contracts with them;

•

raise financing for such acquisitions on economically acceptable terms; or

•

outbid our competitors;

our future growth could be limited or at a slower pace.

Growing our business by constructing new gathering systems, or expanding existing ones, subjects us to construction risks.

We intend to also grow our business through the construction of new gathering systems or the expansion of existing ones.  We have no material commitments for new construction or expansion projects as of the date of this prospectus.  The construction of a new gathering system or the expansion of an existing gathering system, by adding horsepower or pump stations or by adding a second gathering line along an existing gathering line, involves numerous regulatory, environmental, political and legal uncertainties, most of which are beyond our control.  These projects may not be completed on schedule or at all or at the budgeted cost.  In addition, our revenues may not increase immediately upon the expenditure of funds on a particular project.  For instance, if we build a new gathering system, the construction will occur over an extended period of time and we will not receive any material increases in revenues until after completion of the project.  This could adversely affect our results of operations and financial condition.

Business Strategy

We currently operate in the Powder River Basin and plan to limit our expansion to the less regulated intrastate environment, initially, within the states of Wyoming Colorado, Kansas, Oklahoma, North Dakota and Montana.  We do not take ownership of the gas that we transport.

We consider gathering systems servicing natural gas producers to represent good development or acquisition opportunities. Operators of major gas lines often prefer to serve larger operators and may be reluctant to build, own or operate gathering systems that gather the gas from the wellhead and transport it to a gas pipeline.  A recent ruling by the Wyoming Supreme Court prohibits the deduction of gathering expenses in the calculation of net revenues on which royalties are paid if the producer owns the gathering system and does not sell the gas at the wellhead.  This is advantageous for us since it is now more attractive to the producers to have gathering companies build and/or acquire their systems thereby enabling them to deduct gathering fees paid for the purpose of calculating royalties due to mineral interest owners.

While we are in discussions with a number of producers concerning the construction or acquisition of their gathering systems, as of the date of this Executive Summary, we have not signed any agreements for the design of a new system or the acquisition of an existing system.

We believe that the current high level of drilling activity in the entire Rocky Mountain region presents a significant opportunity for gathering service providers.  We have also developed working relationships with a number of gas marketing companies concerning our transporting the natural gas that they buy from producers at the wellhead.  This represents a meaningful growth potential for our Company.

Powder River Basin

In December 1994, there were approximately 200 wells in the Powder River Basin producing coal-bed methane gas.  Since 1994, over 16,000 gas wells have been drilled in this area and the BLM has the authority to grant an additional 15,000 drilling permits.  Production in 1994 was 2.4 billion cubic feet (“BCF”) and production in 2003 was 3.46 BCF.  (Source: Wyoming Oil and Gas Conservation Commission.)  The average well life of a coal-bed methane well is estimated by the BLM to be 8 to 10 years and the average production is approaching 900 MMcfd. The BLM forecasts that 80,000 new wells will be drilled in this area over the next 8 years.

Gas produced from Powder River Basin coals is almost 100 percent methane.  The gas is generated during the coal forming process and is trapped in the coal beds by water.  In order to produce the coal gas, the formation must first be dewatered.  As the water is removed from the coal, the gas is desorbed from the coal.  All of the coal bed reservoirs are low pressure and require compression in order for the gas to be delivered to a pipeline transportation system.

Other than the declines experienced from coal-bed-methane wells in the Powder River Basin, other factors which influence the initial and long term productivity of the coal-bed methane wells are the depths of the coal fields, the initial gas saturation levels of the coal field and the well spacing.

TOP Gathering System

Effective January 1, 2004, we acquired the gathering system of TOP located in Campbell County, Wyoming.  The TOP gathering system was constructed in 2001 with a capacity of 20 MMcfd and began operations early in 2002.  The system consists of 4.5 miles of 8-inch coated steel pipe.  The system services producers of coal-bed methane in the Powder River Basin area of Wyoming and is currently gathering from 56 wells operated by 3 independent natural gas companies, transporting approximately 4 MMcfd.

The gathering system was recently reconfigured to reduce operating expenses and has a current throughput capacity of approximately 8 MMcfd.  It is presently operating at approximately 50% of capacity.  Our current fees range from $0.55 to $0.84 per MCF of natural gas from 3 transportation agreements.  Our 3 contracts account for 47%, 33% and 20% of our revenues for the six-month period ended June 30, 2004.  Gathering fees are subject to contracts that are life of lease or 10-year contracts expiring in 2012.

We have set forth a map of the TOP system below:

TOP system map here

Bear Paw Gathering Systems

Effective August 1, 2004, we acquired certain operating assets of Bear Paw located in Campbell County, Wyoming.  The assets acquired include the following:

•

Gap gas gathering system;

•

Bonepile gas gathering system;

•

South Kitty delivery line; and

•

Antelope Valley delivery line.

Concurrent with the acquisition of the Bear Paw systems, we entered into an Operations Agreement with Bear Paw, the previous owner and operator, to operate the systems and furnish repair, maintenance and compression services to us for a monthly fee of $71,000.  We are responsible for any major repair and maintenance expenditure in excess of $5,000 per occurrence.  The agreement is a two-year agreement with two one-year extensions at our option.  If we terminate the agreement before the four year period is up, for reasons other than a change of control at Bear Paw, we will enter into an agreement to lease compression from Bear Paw for the remainder of the four-year period.

Gap Gas Gathering System

The system was constructed in 1999 and consists of approximately 25 miles of 12 to 20-inch steel pipe and 127 ditch miles of low-pressure poly pipe.  The gathering system services nine producers of coal-bed methane in the Powder River Basin area of Wyoming.

The gathering system originally had a capacity of approximately 50 MMcfd.  It was recently reconfigured due to production declines and the need to reduce operating expenses.  Presently, the system’s capacity is 18 MMcfd and is averaging approximately 12 MMcfd or approximately 67% of capacity.  This system gathers gas from approximately 300 coal-bed methane wells.  Current fees average $0.65 per MCF of methane gas.  One producer accounts for approximately 60% of our revenues from this system.

All of the gas gathering lines within the Gap system send gas to the South Gap facility where the gas is compressed and dehydrated.  This high-pressure gas stream is then delivered to our Antelope Valley line.

We have set forth a map of the Gap gas gathering system below:

GAP  map here

Bonepile Gas Gathering System

This system was constructed in 2000 and consists of approximately 9 miles of 8-inch and 16-inch pipeline and 25 miles of low-pressure poly pipe.  The Bonepile system services producers of coal-bed methane and is currently gathering from 125 wells owned by one producer and approximately 20 wells from 3 other producers.

The gathering line has a current throughput capacity of approximately 9 MMcfd and is presently averaging approximately 2.2 MMcfd.  A plan to reconfigure this system is underway.  This reconfiguration will decrease costs, increase operating efficiencies and optimize compression.  Current fees average $0.52 per MCF of methane gas.  One customer accounts for 95% of our revenues from this system.

After the gas is gathered, it is compressed and dehydrated and then delivered to our Antelope Valley line.

We have set forth a map of the Bone Pile gas gathering system below:

Bonepile map here

South Kitty Delivery Line

The system was constructed in 2002 and consists of 6 miles of 12-inch pipeline.  This line services the South Kitty coal bed methane development area.  Certain shippers move gas down this line in order to sell gas in the local market.  The South Kitty line delivers gas into the Bonepile gathering system and is then sent to our Antelope Valley line.

The line has a throughput capacity in excess of 10 MMcfd and is presently averaging approximately 4 MMcfd or approximately 40% of capacity.

Antelope Valley Delivery Line

The system was constructed in 1999 and consists of 14 miles of 10-inch pipeline.  The gathering line had an original capacity of approximately 50 MMcfd and is currently configured to compress, dehydrate and deliver approximately 27 MMcfd. Throughput is presently averaging approximately 18 MMcfd or approximately 67% of capacity.  The gas received from the Bonepile and Gap gathering systems is transported down the Antelope Valley line and delivered into two major transportation lines.

Safety and maintenance

We contract with third parties to perform preventive and normal maintenance on our gathering systems and make repairs and replacements when necessary or appropriate. On our behalf, third parties also conduct routine and required inspections of our gathering and other assets as required by applicable code or regulation. External coatings and cathodic protection systems are used to protect against external corrosion. The systems are continually monitored and tested, and the results recorded, to ensure the early identification of any problem that may arise.

Employees

As of November 1, 2004, we had four full time employees and two consultants.

Competition

Gathering systems are generally either acquired or developed pursuant to long-term contracts with the gas producers or shippers they service.  The contracts typically run over a period of time which approximates a majority of the economic life of the gas producers’ wells.  We believe that having such contracts and an existing gathering system in place provides a significant barrier to entry to a third party seeking to compete with us for our customers upon the expiration of the gathering contracts.

When developing new gathering systems in areas where we do not have the advantage of existing systems in proximity to the development, we may be competing with other gathering system operators or the producer may elect to construct and own the system.  In the case of other gathering system operators, many possess financial, technical and personnel resources substantially greater than ours.

Environmental regulation

All facilities and gathering systems that utilize compressors fueled by natural gas require Wyoming Oil and Gas Corporation Commission operating permits.  Both the TOP and Bear Paw systems have these permits.

At the time of construction, storm water discharge permits are required as well as permits for surface discharging of hydrostatic test water.

Federal Spill Prevention Control and Countermeasure requirements apply to the tanks associated with compressor scrubbers.

County and state road crossing permits apply to pipelines and gathering systems crossing county and state highways.

Intrastate regulation

No regulatory body within the state of Wyoming controls the gathering rates we may charge.

Facilities

Our executive offices are located at 1401 17th Street, Suite 650, Denver, Colorado 80202 and our telephone number is 303 308 1330.

Management

Our directors and executive officers are:

Robert W. Wright  Mr. Wright joined us as Chief Executive Officer and a Director in January 2004 and was elected chairman in June 2004.  From 1992 to 2004 Mr. Wright was President and Managing Member of WGS Capital, LLC a registered Broker-Dealer with clientele in energy, insurance and shipping sectors.  Prior to 1992, Mr. Wright was a consultant and financial advisor reporting to the Vice-Chairman of Credit Suisse First Boston.  He was a Managing Director with Donaldson, Lufkin and Jenrette Securities Corporation in the Investment Banking Department from 1976 until 1990.  He specialized in the energy sector and was involved in corporate finance, mergers, acquisitions and financial advice including fairness opinions and valuations.  Prior to 1976 he was the Vice President of Corporate Development for Barber Oil Corporation heading merger and acquisition activities.  Prior to Barber Oil, he was also in the Corporate Finance Department of Lepercq, deNeuflize, southeast regional manager for Raychem Corporation and was a field petroleum engineer for Mobil Oil of Libya, Ltd.  He has a degree in Petroleum Refining Engineering from Colorado School of Mines and an MBA from Columbia University.

William F. Hayworth  Mr. Hayworth joined us in June 2004 as President, Chief Operating Officer and Director.  From 2002 to 2004 he was a consultant to various energy companies acting as project manager and evaluation specialist for coal bed methane pilot projects in Kansas, Wyoming, western Colorado and Utah.  From 1997 to 2002, he was Vice President – Operations for Intoil, Inc. in Denver.  His responsibilities included management and coordination of the company’s drilling and production activities as well as the design and construction of gathering facilities.  Prior to this, he was the Engineering/Operations Manager for Patrick Petroleum in Houston and Jackson, MI.  In addition to his responsibilities for supervision of technical staff and field personnel, Mr. Hayworth evaluated potential acquisitions and divestitures for Patrick.  He also spent 12 years with Phillips Petroleum where he held various reservoir and process engineering positions in the United Kingdom, Norway, Texas and Oklahoma.  Mr. Hayworth holds a Bachelor of Science degree in Chemical Engineering from the University of Michigan.  He is a member of the American Association of Drilling Engineers, the Rocky Mountain Association of Geologists, the International Association of Drilling Contractors, the Society of Petroleum Engineers and the Energy Finance Group.

Pauline I. Schneider  Ms. Schneider joined us as Vice President Finance in June 2004.  From October 2003 to May 2004 she was the interim accounting officer for Navidec, Inc. in Denver, Colorado.  From May 2001 to May 2002 she was Vice President – Finance for Eagle Print Solutions, Inc. where she was responsible for all accounting functions and assisted in performance of due diligence on numerous acquisition opportunities.  From November 2000 to May 2001 she worked as a consultant for Visual Data Corporation where from June 1995 to November 2000, she was Chief Financial Officer/Controller. At Visual Data Ms. Schneider was responsible for all accounting, administrative and financial reporting functions, including SEC compliance. Before 1995 Ms. Schneider held various other financial positions including Business Manager for the Harid Conservatory and Senior Staff Accountant for Schmidt, Raines, Trieste, Dickenson, Adams & Co.  She is a Certified Public Accountant and has a Bachelor of Arts degree from the University of Rochester.

Susan C. Wright.  Ms. Wright joined us as Corporate Secretary in January 2004 and as Vice President Corporate Development in June 2004.  Her activities as Vice President Corporate Development are on a part time basis. From 1996 to 2004, she was a Managing Director of WGS Capital, LLC.  From 1979 to 1996, she was with Chemical Bank which merged with Chase Manhattan Bank in 1995.  From 1992 to 1996, she was Chief Administrative Officer for Chase Commercial Mortgage Banking Corp. which she formed at Chemical Bank prior to its merger with Chase Manhattan Bank. She was also deputy to the head of Chemical Bank’s Real Estate Investment Banking Group, where she managed the bank’s first auction of commercial real estate. From 1988 to 1992, Ms. Wright was Regional Manager for the Midlantic Group of Chemical’s Real Estate Group and a Real Estate Credit Deputy.  Prior to that, she was a Relationship Manager for U.S. conglomerates in Chemical’s Multinational Group and a Manager of Chemical’s Credit Training Program. She holds a BS degree in Business from the University of Colorado.  Ms. Wright is the wife of our Chairman and Chief Executive Officer, Robert Wright.

Thomas J. Jacobsen  Mr. Jacobsen has been a Director since December 2003.  He has been the Chairman of JMG Exploration, Inc. since August 2004 and the President, Chief Operating Officer and Director of JED Oil Inc. since September 2003. Mr. Jacobsen joined Westlinks Resources Ltd., a predecessor of Enterra Energy Trust, as a director in February 1999, and was appointed Executive Vice President, Operations in October 1999. In October 2000, he was appointed Vice Chairman of the Board of Directors. Mr. Jacobsen became Enterra Energy Corp.’s Chief Operating Officer in February 2002 and served in that position until November 2003. Mr. Jacobsen has more than 40 years experience in the oil and gas industry principally in Alberta and Saskatchewan including serving as President, Chief Operating Officer and a director of Empire Petroleum Corporation from June 2001 to April 2002, President and Chief Executive Officer of Niaski Environmental Inc. from November 1996 to February 1999, President and Chief Executive Officer of International Pedco Energy Corporation from September 1993 to February 1996, and President of International Colin Energy Corporation from October 1987 to June 1993.

Marilena C. Marrelli  Ms. Marrelli has been a Director since December 2003.  She is currently a Vice President of Equity AG Finance, a privately held company, a position she has held since September 2003.  The company has interests in real estate and intellectual property.  From 2000 to 2003 Ms. Marrelli was a Marketing Associate with Sempra Energy Trading Corp.  She was responsible for marketing and sales of energy to utilities and other high energy users.  She performed analysis for various energy transactions involved in marketing and trading energy commodities and their derivatives.  She is a graduate of the University of Pennsylvania with a Bachelor of Arts Degree in Psychology and Spanish.

 Joseph W. Skeehan  Mr. Skeehan has been a Director since June 2004.  He has been the owner of Skeehan & Company, a professional service corporation that engages in accounting, finance and consulting services to small to mid-sized companies and organizations, primarily in Southern California, since 1980.    He has been a certified public accountant since 1978 and received a Bachelor of Science degree from California Polytechnic State University, San Luis Obispo in 1976.

Board of directors

Our Board of Directors is comprised of five persons. Our directors serve for one-year terms, or until an earlier resignation, death or removal, or their successors are elected. There are no family relationships among any of our directors or officers, except that our Vice President of Corporate Development and Corporate Secretary, Susan C. Wright, is married to Robert W. Wright, our Chairman and Chief Executive Officer.

Independent directors are reimbursed for their out-of-pocket costs, including travel and accommodations, relating to their attendance at any directors’ meeting.  Directors are entitled to participate in our Equity Compensation Plan.  We granted the Chairman of the Audit Committee 30,000 options and other independent directors 20,000 options each to acquire shares of common stock at $5.50 per share.

Committees of the Board of Directors

Audit Committee

Our Audit Committee consists of Mr. Skeehan, Committee Chairman and designated financial expert, Mr. Jacobsen and Ms. Marrelli.  All members of our Audit Committee are independent directors. The Audit Committee reviews in detail and recommends approval by the full Board of our annual and quarterly financial statements, recommends approval of the remuneration of our auditors to the full Board, reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.

Compensation Committee

Our Compensation Committee consists of Ms. Marrelli, Committee Chairperson, Mr. Jacobsen and Mr. Skeehan, all of whom are independent directors. The Compensation Committee recommends approval to the full Board of the compensation of the Chief Executive Officer, the annual compensation budget for all other employees, bonuses, grants of stock options and any changes to our benefit plans.

Financial Forecast

This Executive Summary includes forecasts and other forward-looking statements prepared by the Company.  All statements other than statements of historical facts contained in this document, including statements regarding the Company’s future financial position, business strategy and plans and objectives of management for future operations, and financial forecasts are forward-looking statements.  The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, forecasts of financial results, business strategy and financial needs.  These forward-looking statements are subject to numerous risks, uncertainties and assumptions that may cause actual results of operations to differ materially and adversely from those presented.  Any person receiving this document should not and does not rely upon forecasts and other forward-looking statements as predictions of future events or performance but merely as indications of performance and objectives identified by management.  The Company cannot assure anyone that the events and circumstances reflected in the forecasts and other forward-looking statements will be achieved or occur. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

Assumptions To Financial Forecasts

I.

Financial Forecast – Existing Operations with Certain Additions

A.

This financial forecast is based on current operations as of November 1, 2004 with the following assumptions:

1.

Additional volumes of 8 MMcfd from one shipper at a gathering rate of $0.18 per MCF and related compression expense of $12,000 per month.

2.

Additional volumes from an operator who is gathering from an adjacent area and has expressed an interest in consolidating their operations with ours.  These volumes are estimated to be approximately 6,000 Mcfd at a gathering rate of $0.18 per Mcf and related expense of $0.02 per MCF.

B.

The capital cost associated with achieving the above is estimated at $600,000.

II.

Financial Forecast – Management’s 2005 Plan

A.

This forecast is based upon a $20,000,000 capital budget for 2005, comprised of  IPO proceeds of approximately $10,000,000 and the balance from bank borrowings.  It assumes the following:

1.    We will add a minimum of nine 50-well fields for a total of 450 wells over the year.  The wells will begin   production based on the following schedule:

Quarter 1 - 135 wells

Quarter 2 - 135 wells

Quarter 3 - 135 wells

Quarter 4 -   45 wells.

2.

 Each well will have initial production of 200,000 cubic feet per day.

3.

 There will be minimal depletion in the first 9 months of production and then the decline will be at the rate of 30% per well.

4.

This forecast includes existing operations as well as the new production.

5.

Gross profit from new production is estimated to be 60% for the first 2 years following the installation of the new gathering systems.

6.

Revenues are based upon an estimated gathering rate of $0.50.

PRB Transportation, Inc.

Forecasted Statements of Operations

Existing Operations with the Addition of Western Gas and Black Hills

For the Years Ended December 31,
	2004				2005
	Actual	Forecast
	Six Months Ended	Quarter Ended			Quarter Ended
	June 30	Sept. 30*	Dec. 31	Total	March 31	June 30	Sept. 30	Dec. 31	Total

Revenues	$ 741,792	$ 807,588	$1,096,912	$ 2,646,292	$ 1,206,402	$ 1,158,953	$1,116,905	$ 1,079,506	$4,561,766

Operating expense	440,125	432,930	551,118	1,424,173	574,497	569,395	521,219	495,781	2,160,892

Gross profit	301,667	374,658	545,794	1,222,119	631,905	589,558	595,686	583,725	2,400,874

Depreciation & amortization	167,271	208,636	271,136	647,043	271,232	271,232	271,232	271,232	1,084,928

General and administrative	261,977	233,707	248,629	744,313	258,946	287,167	264,167	291,833	1,102,113

Income from operations	(127,581)	(67,685)	26,029	(169,237)	101,727	31,159	60,287	20,660	213,833

Other income (expense)
Interest income	12,938	8,800	900	22,638	900	900	900	900	3,600
Interest expense	-	-	(60,055)	(60,055)	(6,795)	-	-	-	(6,795)
Total other income (expense)	12,938	8,800	(59,155)	(37,417)	(5,895)	900	900	900	(3,195)

Net income (loss)	$(114,643)	$ (58,885)	$ (33,126)	$ (206,654)	$ 95,832	$ 32,059	$ 61,187	$ 21,560	$ 210,638
*Includes only two months of Bear Paw operations
Calculation of EBITDA
Net income	$(114,643)	$ (58,885)	$ (33,126)	$ (206,654)	$ 95,832	$ 32,059	$ 61,187	$ 21,560	$ 210,638
Add back:
Depreciation and amortization	167,271	208,636	271,136	647,043	271,232	271,232	271,232	271,232	1,084,928
Interest expense	-	-	60,055	60,055	6,795	-	-	-	6,795
Deduct:	-
Interest income	(12,938)	(8,800)	(900)	(22,638)	(900)	(900)	(900)	(900)	(3,600)
EBITDA	$ 39,690	$140,951	$ 297,165	$ 477,806	$ 372,959	$ 302,391	$331,519	$ 291,892	$1,298,761

PRB Transportation, Inc.

Forecasted Statements of Operations

Management’s 2005 Plan

For the Years Ended December 31,
	2004				2005
	Actual	Forecast
	Six Months Ended	Quarter Ended			Quarter Ended
	June 30	Sept. 30*	Dec. 31	Total	March 31	June 30	Sept. 30	Dec. 31	Total

Revenues	$ 741,792	$ 807,588	$1,096,912	$ 2,646,292	$ 3,361,002	$ 4,852,553	$5,733,905	$ 5,799,106	$ 19,746,566

Operating expense	440,125	432,930	551,118	1,424,173	1,436,337	2,046,835	2,368,019	2,383,621	8,234,812

Gross profit	301,667	374,658	545,794	1,222,119	1,924,665	2,805,718	3,365,886	3,415,485	11,511,754

Depreciation & amortization	167,271	208,636	271,136	647,043	396,232	521,232	646,232	771,232	2,334,928

General and administrative	261,977	233,707	248,629	744,313	258,946	315,472	292,472	335,730	1,202,620

Income from operations	(127,581)	(67,685)	26,029	(169,237)	1,264,487	1,969,014	2,427,182	2,308,523	7,974,206

Other income (expense)
Interest income	12,938	8,800	900	22,638	900	900	900	900	3,600
Interest expense	-	-	(60,055)	(60,055)	(50,545)	(87,500)	(131,250)	(175,000)	(444,295)
Total other income (expense)	12,938	8,800	(59,155)	(37,417)	(49,645)	(86,600)	(130,350)	(174,100)	(440,695)

Net income (loss)	$(114,643)	$ (58,885)	$ (33,126)	$ (206,654)	$ 1,219,842	$ 1,882,414	$2,296,832	$ 2,134,423	$ 7,533,511
* includes only two months of Bear Paw operations
EBITDA	$ 39,690	$ 140,951	$ 297,165	$ 477,806	$ 1,665,719	$ 2,490,246	$3,073,414	$3,079,755	$10,309,134